May 28, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-4631

Attention: Pamela A. Long, Assistant Director

Re:	Newell Rubbermaid Inc.
Form 10-K for Fiscal Year Ended December 31, 2009 filed March 1, 2010
Definitive Proxy Statement on Schedule 14A filed on April 1, 2010
File No. 1-9608

Dear Ms. Long:

We are in receipt of your comment letter dated May 20, 2010 to Newell Rubbermaid Inc. (the "Company") related to the captioned filings. On behalf of the Company, we have addressed your comment letter by reproducing each comment below and providing the Company's response immediately following.

Annual Report on Form10-K for the Fiscal Year Ended December 31, 2009

General

1. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis of your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Company Response

The Company did not include any disclosure in response to Item 402(s) of Regulation S-K ("Item 402(s)") because it concluded that its compensation policies and practices did not create risks that were reasonably likely to have a material adverse effect on the Company. The process undertaken to reach this conclusion included a discussion of the requirements of Item 402(s) as well as a related review of the purpose and structure of the Company's compensation policies and practices at a meeting of the Company's Organizational Development & Compensation Committee (the "Committee"). Participating in this discussion were members of the Committee, members of senior management and the Committee's independent compensation consultant. The Chairperson of the Committee also consulted with the Chairperson of the Audit Committee regarding the matter.

In addition, members of senior management from the Company's Legal, Internal Audit, Human Resources and Finance departments met to review the Company's compensation policies and programs and the potential risks arising therefrom. This review included an assessment of the incentives created by the Company's compensation programs, the administration of such compensation programs and the accounting and audit practices related to such programs.

The results of these discussions and reviews supported the Company's conclusion that risks arising from its compensation policies and practices for employees are not reasonably likely to have a material adverse effect on the Company.

Item 15. Exhibits, Financial Statement Schedules, page 85

2. We note that you have not filed the schedules and exhibits to the Credit Agreement dated November 14, 2005 (Exhibit 4.18) and the $400,000,000 Term Loan Credit Agreement dated June 30, 2009 (Exhibit 4.19). Please file complete copies of these agreements with your next periodic report.

Company Response

For purposes of this response the Company assumes that the Staff is referring to Exhibits 4.17 and 4.18 of the Form 10-K. Exhibit 4.17 is the Credit Agreement dated November 14, 2005 and Exhibit 4.18 is the $400,000,000 Term Loan Credit Agreement dated September 19, 2008. The Company will file complete copies of these agreements in its Quarterly Report on Form 10-Q for the quarter ending June 30, 2010. There are no schedules or exhibits to Exhibit 4.19, which is the First Amendment to $400,000,000 Term Loan Credit Agreement dated as of June 30, 2009.

__________________________________

As requested by the Commission staff's letter, the Company hereby acknowledges that:

    The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

    Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

    The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact John Ellis, Vice President - Corporate Controller and Chief Accounting Officer at (770) 418-7734, or me at (770) 418-7788, should you have any questions regarding our responses or any related matters.

Sincerely,

Newell Rubbermaid Inc.

By: /s/ Juan R. Figuereo

Title: Executive Vice President and Chief Financial Officer